SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

05010764

22 August 2005

BY COURIER

SEC MAIL PROCESSING RECEIVED AUG 25 2005 WASH. D.C. 199 SECTION

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 19 August 2005 as published in the South China Morning Post in Hong Kong on 22 August 2005 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko
Company Secretary

IK/lc/cw

Encl.

PROCESSED
AUG 26 2005
THOMSON
FINANCIAL

c.c. J P Morgan
- Ms. Tintin Subagyo

Exemption File No.82-5006

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

CONTINUING CONNECTED TRANSACTIONS

Between 1995 and 1997, CLPL entered into various Master Agreements with the operators of certain serviced apartments and hotels in Singapore for the provision of laundry services by CLPL to such serviced apartments and hotels. The conunterparties of the Master Agreements are regarded as connected persons of the Company (at the subsidiaries' level) under the New Listing Rules. Details of the counterparties of the Master Agreements are more particularly set out in the section headed "Connected Transaction Implications" of this announcement.

The Board of Directors of the Company announces that, on 15 April 2005, the Company entered into a separate Supplemental Agreement with CLPL and each of the relevant counterparties of the Master Agreements to bring the Master Agreements in line with the requirements of the New Listing Rules relating to continuing connected transactions. The Company has also set an annual cap in respect of each of the Master Agreements in compliance with the relevant provisions of the New Listing Rules.

DETAILS OF MASTER AGREEMENTS RELATING TO LAUNDRY SERVICES

A non-wholly owned subsidiary of the Company, CLPL, provides laundry services to certain connected persons of the Company. Such transactions constitute continuing connected transactions of the Company under the New Listing Rules which came into effect on 31 March 2004. All these services are provided pursuant to Master Agreements entered into by CLPL and the relevant counterparties between 1995 and 1997, further details of which are set out below.

The Board of Directors of the Company announces that, on 15 April 2005, the Company entered into a separate Supplemental Agreement with CLPL and each of the relevant counterparties of the Master Agreements to bring the Master Agreements in line with the requirements of the New Listing Rules relating to continuing connected transactions.

The following sets out a summary of the terms of the Master Agreements, as supplemented by the Supplemental Agreements.

Material terms and conditions of the Master Agreements (as supplemented by the Supplemental Agreements)

1. Name of property: Great World Serviced Apartments

   Service provider: CLPL

   Counterparties: (a) Great World Serviced Apartments (a business owned by Midpoint Properties Limited); and (b) Worldwide Apartment Services Pte Ltd

   Date(s) of agreements: (a) 15 October 1997 and (b) 16 October 1997, in each case, as supplemented by the Supplemental Agreement dated 15 April 2005

   Purpose of the transaction: The provision of laundry and dry-cleaning services to guests and staff of the relevant property on a non-exclusive basis.

   Worldwide Apartment Services Pte Ltd provides housekeeping services to Great World Serviced Apartments and uses the same service provider (i.e. CLPL) as Great World Serviced Apartments (a business owned by Midpoint Properties Limited). The contract between Great World Serviced Apartments (a business owned by Midpoint Properties Limited) and CLPL is for laundry services of the residents of Great World Serviced Apartments, whereas the contract between Worldwide Apartment Services Pte Ltd and CLPL is for laundry services of linen, etc. of the serviced apartments.

2. Name of property: Traders Hotel, Singapore

   Service Provider: CLPL

   Counterparty: Traders Hotel, Singapore (a business owned by Cuscaden Properties Pte Ltd)

   Date(s) of agreements: 1 April 1995, as supplemented by the Supplemental Agreement dated 15 April 2005

   Purpose of the transaction: The provision of laundry and dry-cleaning services to guests and staff of the relevant property on a non-exclusive basis.

The charging rates for the laundry services under the Master Agreements were arrived at after arm's length negotiations between CLPL and the relevant counterparties by reference to the prevailing market rates for the provision of such services. The Directors believe that the terms of the Master Agreements are either (a) on normal commercial terms, or (b) if there are not sufficient comparable transactions to determine whether they are on normal commercial terms, on terms and prices no less favourable to the Group than terms available to or from (as appropriate) independent third parties.

Each Master Agreement, as supplemented by the Supplemental Agreement, contains the following material terms and conditions:

1. Any party may terminate the agreement by one month's notice.

2. Without prejudice to the right of any party to terminate the agreement by notice, on or before the Expiry Date (i.e. 31 December 2007), the Company will be entitled to review the agreement and to take such actions as it shall deem appropriate to comply with the New Listing Rules. The agreement shall automatically terminate on the Expiry Date (or such later date as the parties shall agree) if:

   2.1. the Company deems that it is not feasible to comply with the New Listing Rules at the relevant stage; or

   2.2. compliance with the New Listing Rules would require changes to the agreement which are not acceptable to any of the parties.

3. All changes made to the agreement shall be subject to compliance by the Company with the New Listing Rules.

4. The total annual consideration payable to CLPL shall be subject to a yearly cap set by the Company.

The conditions set out in items (2), (3) and (4) above were introduced by the Supplemental Agreements.

Annual caps

For the three financial years of 2002, 2003 and 2004 and the period between 1 January and 31 May 2005, the amounts of service fees paid to CLPL were as set out below:

Property	**1/1/2002 to 31/12/2002** *(US$)*	**1/1/2003 to 31/12/2003** *(US$)*	**1/1/2004 to 31/12/2004^** *(US$)*	**1/1/2005 to 31/5/2005** *(US$)*
Great World Serviced Apartments	206,000	227,000	225,000	97,000
Traders Hotel, Singapore	543,000	471,000	652,000	265,000

^ *Inclusive of transactions entered into prior to the New Listing Rules coming into effect.*

Taking into account (i) the historical amounts received by CLPL in respect of each of these properties, (ii) the likely and potentially achievable occupancy and utilisation projections in respect of these properties, (iii) adjustments for inflation and buffer for unexpected price hikes, and (iv) the possibility of Asian currencies appreciating against the US Dollar if the Chinese Renmenbi were to be revalued, the Company has set the following annual caps for each of the years ending respectively 31 December 2005, 2006 and 2007:

Property	**1/1/2005 to 31/12/2005** *(US$)*	**1/1/2006 to 31/12/2006** *(US$)*	**1/1/2007 to 31/12/2007** *(US$)*
Great World Serviced Apartments	300,000	400,000	510,000
Traders Hotel, Singapore	900,000	1,200,000	1,600,000

The Directors, including the Independent Non-executive Directors, are of the view that these annual caps are fair and reasonable. In the event that any of these caps is exceeded, the Company will re-comply with its obligations under the New Listing Rules.

CONNECTED TRANSACTION IMPLICATIONS

CLPL operates a commercial laundry in Singapore and is a 75% subsidiary of the Company. The other 25% of CLPL is owned by Cuscaden Properties Pte Ltd which is 55.4% owned by Allgreen, 30% owned by Shangri-La Hotel Limited (a wholly owned subsidiary of the Group) and 14.6% owned by an indirect wholly owned subsidiary of Shangri-La Hotel Public Company Limited (a listed subsidiary which is 73.61% owned by the Group, 17.42% owned by Mr. Chana Asdathorn and his family members and 8.97% owned by independent third parties). Mr. Chana Asdathorn is the spouse of a director of a subsidiary of the Company. As Cuscaden Properties Pte Ltd is a substantial shareholder of CLPL, both Cuscaden Properties Pte Ltd and Allgreen are regarded as connected persons of the Company (at the subsidiaries' level) under the New Listing Rules.

Allgreen is a listed company whose shares are traded on the Singapore Exchange Securities Trading Limited. Based on the latest annual report of Allgreen, its substantial shareholders include Kerry Holdings Limited, Kerry Group Limited and Kuok (Singapore) Limited. Kerry Holdings Limited and Kerry Group Limited are substantial shareholders of the Company but their aggregate shareholdings in Allgreen (including shareholdings held by their associates) are less than 30%. Kuok (Singapore) Limited is a substantial shareholder of certain subsidiaries of the Company and is a connected person of the Company at the subsidiaries' level.

Midpoint Properties Limited owns and manages the Great World Serviced Apartments and the Great World City retail mall and offices. Midpoint Properties Limited is wholly owned by Allgreen.

Worldwide Apartment Services Pte Ltd provides housekeeping services to the Great World Serviced Apartments. Worldwide Apartment Services Pte Ltd is an indirect wholly owned subsidiary of Allgreen.

Cuscaden Properties Pte Ltd is the owner and operator of a hotel called Traders Hotel, Singapore, a shopping complex called Tanglin Mall and a mixed retail cum office development called Tanglin Place. Cuscaden Properties Pte Ltd is a 55.4% owned subsidiary of Allgreen.

Great World Serviced Apartments (a business owned by Midpoint Properties Limited), Worldwide Apartment Services Pte Ltd and Traders Hotel, Singapore (a business owned by Cuscaden Properties Pte Ltd) are in the business of hotels or serviced apartments owned by, or managed by, members of the Allgreen Group. Accordingly, the provision of laundry services by CLPL under the Master Agreements is considered as continuing connected transactions of the Company under Chapter 14A of the New Listing Rules.

Based on the annual caps set by the Company, the annual amount payable to CLPL in respect of Traders Hotel, Singapore during the periods covered by the Master Agreements will exceed the 0.1% Threshold but will be less than the 2.5% Threshold. Accordingly, pursuant to Rule 14A.34, the transactions contemplated by the Master Agreement in respect of Traders Hotel, Singapore are subject to reporting, announcement and annual review requirements under the New Listing Rules. Details of these transactions will be included in the Company's next published annual reports and accounts for so long as such Master Agreements continue to be effective in accordance with the New Listing Rules.

Based on the annual caps set by the Company, the annual amount payable to CLPL in respect of Great World Serviced Apartments will not exceed the 0.1% Threshold on a standalone basis.

If the transactions in respect of Traders Hotel, Singapore and Great World Serviced Apartments are aggregated, the total annual amount payable to CLPL will exceed the 0.1% Threshold but will be less than the 2.5% Threshold and the transactions are subject to reporting, announcement and annual review requirements under the New Listing Rules. Details of these transactions will be included in the Company's next published annual reports and accounts for so long as such Master Agreements continue to be effective in accordance with the New Listing Rules.

The Company will re-comply with the New Listing Rules if the caps referred to herein are exceeded, when the agreements are renewed or when there is any material change to the terms of the agreements.

REASONS FOR THE TRANSACTIONS

The Master Agreements were entered into by CLPL and the operators of the relevant properties in the normal course of their businesses. The Directors (including the Independent Non-executive Directors) believe that the provision of the laundry services by CLPL under the Master Agreements (as supplemented by the Supplemental Agreements) is on normal commercial terms and it is in the best interests of the Company and its shareholders as a whole to enter into the transactions.

BUSINESS OF THE GROUP AND THE ALLGREEN GROUP

The Group is principally engaged in the ownership and operation of hotels and associated properties and the provision of hotel management and related services. The Company's subsidiaries are also the registered proprietors of various trademarks and service marks in various countries, including the brand names "Shangri-La", "Traders", "Rasa", "Summer Palace" and "Shang Palace" and related devices and logos. The principal activities of the Company's associated companies are the leasing of office, commercial, residential and exhibition hall space and serviced apartments as well as the ownership and operation of hotels.

The principal activities of the Allgreen Group consist of property development and investment, construction, project and property management, and trading in building materials.

GENERAL

As at the date of this announcement, the Directors are Messrs. Kuok Khoon Loong, Edward+, Ye Longfei+, Giovanni Angelini+, Lui Man Shing+, Ng Si Fong, Alan+, Ho Kian Guan@, Lee Yong Sun@, Roberto V. Ongpin@, Alexander Reid Hamilton#, Tow Heng Tan# and Timothy David Dattels#, Madam Kuok Oon Kwong@ and Mr. Ho Kian Hock@ (alternate to Mr. Ho Kian Guan).

DEFINITIONS

In this announcement, the following expressions shall have the following meanings, unless the context requires otherwise:

"Allgreen"	Allgreen Properties Limited, a company incorporated in Singapore with limited liability, the shares of which are listed on the Singapore Exchange Securities Trading Limited;
"Allgreen Group"	Allgreen and its subsidiaries;
"Board of Directors"	the board of Directors of the Company;
"Company"	Shangri-La Asia Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are primarily listed on the Main Board of the Hong Kong Stock Exchange with secondary listing on the Singapore Exchange Securities Trading Limited;
"CLPL"	Central Laundry Pte Ltd, a company incorporated in Singapore with limited liability;
"Directors"	directors of the Company;
"Expiry Date"	31 December 2007;

"Group"	the Company and its subsidiaries;
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Master Agreements"	the master agreements entered into between CLPL and the relevant counterparties set out in this announcement relating to the provision of laundry services by CLPL to various properties in Singapore, further details of which are set out in this announcement and the term "Master Agreement" shall refer to any one of them;
"New Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange in effect as of 31 March 2004;
"Supplemental Agreements"	the supplemental agreements dated 15 April 2005 entered into by the Company, CLPL and the relevant counterparties of each of the Master Agreements for the purposes of bringing the Master Agreements in line with the requirements of the New Listing Rules relating to continuing connected transactions and the term "Supplemental Agreement" shall refer to any one of them;
"0.1% Threshold"	the threshold set by the New Listing Rules under which continuing connected transactions will be fully exempt from the reporting, announcement and independent shareholders' approval requirements of Chapter 14A of the New Listing Rules, namely, transactions on normal commercial terms where (a) each of the percentage ratios (other than the profits ratio) is on an annual basis less than 0.1%; or (b) each of the percentage ratios (other than the profits ratio) is on an annual basis equal to or more than 0.1% but less than 2.5% and the annual consideration is less than HK$1,000,000; and
"2.5% Threshold"	the threshold set by the New Listing Rules under which continuing connected transactions will be exempt from the independent shareholders' approval requirement but is subject to the reporting and announcement requirements of Chapter 14A of the New Listing Rules, namely, transactions on normal commercial terms where (a) each of the percentage ratios (other than the profits ratio) is on an annual basis less than 2.5%; or (b) each of the percentage ratios (other than the profits ratio) is on an annual basis equal to or more than 2.5% but less than 25% and the annual consideration is less than HK$10,000,000.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 19 August 2005

* *For identification purpose only*

\+ *Executive Director*

@ *Non-executive Director*

\# *Independent Non-executive Director*